Mail Stop 3561

June 18, 2008

<u>By Facsimile and U.S. Mail</u>

Mr. Thomas Scozzafava
Chief Executive Officer
Seaway Valley Capital Corporation
10-18 Park Street, 2nd Floor
Gouverneur, NY 13642

> **Re: Seaway Valley Capital Corporation**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q for the fiscal quarter ended March 31, 2008**
> **Filed May 20, 2008**
> **Form 8-K/A1**
> **Filed January 18, 2008**
> **File No. 001-11115**

Dear Mr. Scozzafava:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB December 31, 2007

Item 6. Management's Discussion and Analysis and Plan of Operation, page 12

Results of Operations, page 12

1. In your discussion on page 13, third paragraph, you disclose an operating loss of $2,904,456 for 2007. This amount does not match the amount reported on your income statement of $2,988,456. Please explain and revise.

2. We note you disclose income from continuing operations after adjusting for expenses. We believe this measure to be a non-GAAP financial measure. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

   • the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
   • the economic substance behind management's decision to use such a measure;
   • the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
   • the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
   • the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

   In this regard, we believe you should revise your disclosure to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures. Additionally, it is unclear why the excluded items should not be considered in assessing your performance as they appear to be recurring and integral to your performance. For example, it is unclear to us why increases in selling, general and administrative expense would not be relevant to investors or why the amortization of debt discount resulting from the issuance of convertible debentures is not relevant for investors considering that the use of these instruments is integral to your survival. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization. Also refer to our guidance on excluding stock-based compensation from non-GAAP measures in SAB Topic 14G. If you propose to change your disclosures in the future, please show us how your disclosures will be revised.

Critical Accounting Policies and Estimates, page 14

Intangible Assets, page 15

3. Your policy does not appear to distinguish between intangible assets not subject
    to amortization and those subject to amortization while your significant
    accounting policy on page 26 does.   If upon completion of your analysis of the
    purchase price of Hackett you determine there is goodwill associated with the
    acquisition, please clarify this policy in future filings. In doing so provide a more
    detailed description of the valuation method used to determine if goodwill is
    impaired and how you calculated cash flows for your impairment test, including
    the assumptions used to support recoverability. State the impact on your results
    of operations and financial position if actual results differ from your estimates and
    the types of events that could result in impairment to your goodwill balance. If
    you conclude there is no goodwill and no other significant intangible assets have
    been purchased we would not expect this policy to be critical to you as it does not
    appear you have other significant intangible assets.

Item 7. Consolidated Financial Statements, page 16

Consolidated Statements of Income, page 19

4. We note you disclose stock based compensation as a single line-item. Stock
    based compensation should be presented in the same line or lines as cash
    compensation paid to the same employees. Reference is made to SAB 14.F.
    Please revise.

5. Please explain the circumstances that lead to the recognition of a gain related to
    the forgiveness of the registration rights penalty in 2006. In your response clarify
    when the related liability was originally recorded.

Consolidated Statement of Stockholders' Equity, page 20

6. Please reconcile the entry for the Series C Preferred Stock issued in connection
    with October 23, 2007, merger in the 10-KSB with the pro forma combined
    amounts listed in Form 8-K/A1 filed on January 18, 2008. Please tell us why the
    actual stockholders' equity amounts in the 10-KSB differ from the pro forma
    equity amounts.

Note 3 – Acquisitions and Mergers and Excess Purchase Price, page 28

7. We note the allocation of the purchase price and the excess purchase price differs
    significantly from what is presented in the pro formas in Form 8-K/A1 filed
    January 18, 2008. We note the allocation is preliminary, please explain why the

allocation is preliminary, when the allocation is expected to finalized and furnish any information that enables us and the readers of your financials to understand the magnitude of changes to your allocation. Reference is made to SAB 2.A.7.

8. You disclose that the acquisition by the Company of all the capital stock of WiseBuys Stores, Inc. was treated as a merger under common control for accounting purposes. Please tell us the names of the individuals or entities and percentage interest held by each in the Company and WiseBuys Stores, Inc. prior to the acquisition.

Note 7 – Stockholders' Equity, page 31

9. It appears that your preferred stock may be redeemed in cash or converted into a variable number of shares that is determined based upon the stated value as the numerator and a percentage of your stocks fair market value as the denominator. Tell us why you have not presented the preferred stock as a liability in accordance with paragraph 12 of SFAS 150.

10. We note your Series C Convertible Preferred Stock is convertible at a discounted rate. Please explain the extent you considered the guidance in paragraph 8 of EITF 98-5.

Stock Based Compensation, page 33

11. We note you account for stock based compensation in accordance with SFAS 123(R). At a minimum please provide the disclosures in paragraphs A240-A241.

Form 10-Q March 31, 2008

Note 5 – Stockholders' Equity, page 9

Stock Based Compensation, page 9

12. Please explain whether shares granted during the three months ended March 31, 2008, were issued in exchange for services and if so, how much compensation expense was recorded.

Note 9 – Subsequent Events, page 12

13. We note your merger with North Country Hospitality and the related Form 8-K filed April 21, 2008. Please explain when you anticipate filing the financials required by Regulation S-X 8-04 and 8-05.

Form 8-K/A1 filed January 18, 2008

Pro Forma Consolidated Balance Sheet

14. We note you prepared a pro forma balance sheet for the October 23, 2007,
    transaction involving the acquisition of WiseBuys Stores, Inc. Please reference
    each adjustment to a note that clearly explains the assumptions involved.
    Reference is made to Reg. S-X 11-02(b)(6).

Pro Forma Consolidated Income Statements

15. Please revise your notes to disclose your assumptions used to determine your
    interest expense adjustments, including the interest rate used. If interest rates can
    vary from those depicted, disclose the effect on income of 1/8 percent variance in
    interest rates.

16. We note your adjustments include an expense related to an obligation for
    postretirement benefits. Please explain to us how this expense is attributable to
    the transaction.

    Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your response to our
comment and provides any requested information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your response to our comment. Please submit your response letter on EDGAR as a
correspondence file.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the
  disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do
  not foreclose the Commission from taking any action with respect to the
  filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Donna DiSilvio, Review Accountant at (202) 551-3202 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief